Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE SECOND QUARTER AND

SIX-MONTH PERIOD ENDED JUNE 30, 2022

Monaco, July 28, 2022 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the second quarter (“Q2 2022”) and six-months ended June 30, 2022.

I.	RECORD PROFITABILITY IN A SECOND QUARTER SINCE NYSE LISTING

•	Q2 2022 Net Income available to common stockholders of $114.1 million ($0.92 per share) vs $82.8 million ($0.67 per share) in Q2 2021.

•	Q2 2022 Adjusted Net Income available to common stockholders[1] of $118.6 million ($0.95 per share) vs $58.3 million ($0.47 per share) in Q2 2021.

•	Q2 2022 liquidity of $854.1 million[2] vs $564.6 million in Q2 2021.

II.	CLOSING OF $500 MILLION SYNDICATED LOAN FACILITY

•	Refinancing of existing indebtedness of 17 vessels, secured by long term contracted cash flows, with a tenor of 5 years.

•	Additional liquidity raised of approximately $200 million.

•	Participation of 12 U.S., European and Asian financing institutions, most of which represent new financing relationships.

•	Significant reduction of funding cost, and extension of repayment schedule for 16 out of the 17 refinanced vessels.

III.	SHARE REPURCHASE PROGRAM TO DATE

•	Repurchase of 4,736,702 common shares (representing 3.8% of total common shares) at an average price of $12.67 per share, for a total consideration of approximately $60 million.

•	Available funds remaining under the share repurchase program of approximately $90 million for common shares and $150 million for preferred shares.

IV.	NEW CHARTER ARRANGEMENTS AND FULLY EMPLOYED CONTAINERSHIP FLEET[3] FOR THE YEAR AHEAD

•	Containership fleet fully employed for the remainder of 2022.

•	More than 95% of the containership fleet[4] is fixed for 2023.

•	Forward fixing of two 2004-built, 6,492 TEU containerships, Aries and Argus, for a minimum tenor of 3 years at a daily rate of $58,500.

•	Entered into a total of 27 chartering agreements for the dry bulk fleet since Q1 2022 earnings release.

1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including our share of cash amounting to $3.6 million held by vessel owning-companies (the “Framework Deed”) set-up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time, between the Company and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York”), short term investments in U.S. Treasury Bills amounting to $10.0 million and $152.5 million of available undrawn funds from our two hunting license facilities as of June 30, 2022.

3 Please refer to the Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

4 Calculated on a TEU basis, including vessels owned by vessel owning-companies set-up pursuant to the Framework Deed, and excluding vessels we have agreed to sell.

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V.	SALE AND PURCHASE ACTIVITY

•	Conclusion of the sale of the 2009-built, 57,334 DWT dry bulk vessel Thunder, resulting in a capital gain of $3.5 million.

VI.	DIVIDEND ANNOUNCEMENTS

•	On July 1, 2022, the Company declared a dividend of $0.115 per share on the common stock, which will be paid on August 8, 2022, to holders of record of common stock as of July 21, 2022.

•	On July 1, 2022, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock, $0.546875 per share on the Series D Preferred Stock and $0.554688 per share on the Series E Preferred Stock, which were all paid on July 15, 2022 to holders of record as of July 14, 2022.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the second quarter revenues reached approx. $290 million and Adjusted Net Income more than doubled to $119 million, compared to $58 million for the same period last year. As of quarter end, cash balances stood at around $700 million and total liquidity, including undrawn credit lines, was above $850 million.

Over the last months we executed on our previously announced share buy-back program, buying $60 million worth of common shares. At the same time, we concluded a 5-year syndicated loan facility of $500 million, proactively refinancing the indebtedness of 16 vessels and significantly reducing our cost of funding at competitive terms.

Regarding the market, congestion and pressured supply chains remain challenging as we enter the second half of the year. On the container market, asset values and charter rates remain at healthy and historically high levels, as also evidenced by our latest fixtures.

On the dry bulk market, rates have recently been under pressure but still remain at profitable levels, especially for owners who entered the market the year before. We view any potential softening of asset values as a compelling buying opportunity as we feel comfortable with the long-term supply and demand dynamics of the sector.

On the back of our increased liquidity, we are actively evaluating new investment opportunities in the shipping sector that have the potential to provide enhanced returns at acceptable risk levels.”

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Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022	2021	2022

Voyage revenue	$293,495	$558,937	$166,770	$290,927

Accrued charter revenue (1)	$2,146	$5,069	$1,114	$1,712
Amortization of time-charter assumed	$(345)	$98	$(345)	$49
Voyage revenue adjusted on a cash basis (2)	$295,296	$564,104	$167,539	$292,688

Adjusted Net Income available to common stockholders (3)	$96,262	$223,058	$58,275	$118,563
Weighted Average number of shares	122,615,427	124,228,628	122,844,260	124,306,059
Adjusted Earnings per share (3)	$0.79	$1.80	$0.47	$0.95

Net Income	$158,757	$245,024	$90,616	$121,987
Net Income available to common stockholders	$143,309	$229,576	$82,762	$114,133
Weighted Average number of shares	122,615,427	124,228,628	122,844,260	124,306,059
Earnings per share	$1.17	$1.85	$0.67	$0.92

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our containership fleet are described in the notes to the “Fleet List” table in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the six-month periods ended June 30, 2022 and 2021. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022	2021	2022

Net Income	$158,757	$245,024	$90,616	$121,987
Earnings allocated to Preferred Stock	(15,448)	(15,448)	(7,854)	(7,854)
Net Income available to common stockholders	143,309	229,576	82,762	114,133
Accrued charter revenue	2,146	5,069	1,114	1,712
General and administrative expenses - non-cash component	3,207	4,360	1,768	1,808
Amortization of Time charter assumed	(345)	98	(345)	49
Realized (gain) / loss on Euro/USD forward contracts (1)	(174)	950	(96)	619
Gain on sale of vessels, net	(1,406)	(21,250)	(1,666)	(3,452)
Non-recurring, non-cash write-off of loan deferred financing costs	363	2,339	-	1,705
(Gain) / Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	1,012	910	(105)	983
Non-recurring payments for loan cancellation fees	-	1,006	-	1,006
Fair value measurement / Change in fair value of equity securities	(51,094)	-	(25,157)	-
Other non-recurring, non-cash items	(756)	-	-	-
Adjusted Net Income available to common stockholders	$96,262	$223,058	$58,275	$118,563
Adjusted Earnings per Share	$0.79	$1.80	$0.47	$0.95
Weighted average number of shares	122,615,427	124,228,628	122,844,260	124,306,059

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, realized (gain)/loss on Euro/USD forward contracts, gain on sale of vessels, net, fair value measurement of equity securities / change in fair value of equity securities, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring payments for loan cancellation fees, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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